                                           Filed by NZ Corporation
                                           Pursuant to Rule 425 under
                                           the Securities Act of 1933
                                           and deemed filed pursuant
                                           to Rule 14a-12 of the
                                           Securities Exchange Act of 1934
                                           NZ Corporation Commission
                                           File No. 0-497
                                           Subject Company: Lipid Sciences, Inc.
[NZ CORPORATION LOGO]
333 NORTH 44TH STREET, #420                [LIPID SCIENCES LOGO]
PHOENIX, AZ 85008                          7068 KOLL CENTER PKWY. #401
                                           PLEASANTON, CA 94566
PRESS RELEASE

TUESDAY JULY 10, 10:00 PM EASTERN TIME

NZ CORPORATION ANNOUNCES MERGER AGREEMENT WITH LIPID SCIENCES, INC.

PHOENIX, July 10 /PRNewswire/ -- NZ Corporation (AMEX: NZ - news) today announced a definitive merger agreement with Lipid Sciences, Inc., a privately held medical technology company headquartered in Pleasanton, California. Under the terms of the merger agreement NZ will issue approximately 15,935,000 common shares to the stockholders of Lipid Sciences, and change its name to Lipid Sciences, Inc. NZ shareholders at the time of the merger will receive a right that under certain circumstances entitles NZ shareholders to additional shares if the stock during the two years post merger does not trade at or above $12 per share over any period of 20 consecutive trading days, and the volume of shares traded during that 20-day period does not equal or exceed 1,500,000 shares.

Lipid Sciences is a medical technology company with patented technology that has shown the ability to reverse atherosclerosis in animals. The technology has also shown the ability to inactivate lipid enveloped viruses, such as HIV, and Hepatitis B and C. Lipid Sciences expects to begin clinical trials testing the reversal of atherosclerosis in humans before year end. The clinical trials will be conducted in Australia.

NZ is a real estate investor and owner, and short-term commercial real estate lender. Through its wholly owned subsidiary, Bridge Financial Corporation, NZ acts as a direct lender in providing time sensitive, short-term real estate loans in the southwestern states and California. As explained in previous press releases NZ has been actively evaluating its assets as part of its corporate strategy to explore other opportunities.

Randy Stolworthy, President and Chief Executive Officer of NZ Corporation commented, "After significant deliberation by the Management and Board of NZ, we are confident that this merger achieves our corporate objective of realizing the value of the underlying assets of NZ and maximizing shareholder value. Lipid Sciences has exciting technology with significant scientific validation and acceptance and an experienced and impressive
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management team to carry out its business strategy. In addition, the shareholders of NZ will receive a right that may be very valuable over the next two years."

Christopher A. Marlett, Chairman of Lipid Sciences, Inc. commented, "The merger will provide Lipid Sciences with a public company platform and cash which will be utilized to fund the business operations and development of our products. We look forward to communicating our exciting technology and business prospects to the market and to our fellow NZ shareholders as this transaction comes to its conclusion."

The Board of Directors of Lipid Sciences and the Special Committee of the NZ Board of Directors have unanimously approved the transaction, which is expected to be tax-free to the shareholders of both companies. The merger is subject to the approval of NZ and Lipid Sciences shareholders, and other customary closing conditions. In connection with the merger, Lipid Sciences required NZ's largest shareholder to sell Lipid Sciences approximately 1.5 million shares of NZ stock and grant Lipid Sciences a voting proxy to vote all of the shareholder's stock, which represents approximately 43% of the outstanding stock of NZ, in favor of the merger. Shareholders are instructed to review the filings which will be made with the Securities and Exchange Commission over the next few weeks for further details of the merger.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. A further list and description of risks, uncertainties and other factors can be found in NZ's filings with the Securities and Exchange Commission, including the most recently filed Form 10K. Copies of this Form 10K are available on request from the NZ. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NZ will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about NZ and Lipid Sciences, and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of NZ and Lipid Sciences seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by NZ with the SEC at the SEC's web site at http://www.sec.gov, or from NZ by directing a request to NZ at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008,
Attention: Corporate Secretary, or from Lipid Sciences at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566, Attention: Corporate Secretary.

NZ and Lipid Sciences, and their respective directors and executive officers, as well as MDB Capital Group LLC may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters. Information concerning the directors and executive officers of NZ and their beneficial interests may be found in the definitive proxy statement filed with the SEC by NZ on April 28, 2000. The directors and executive officers of Lipid Sciences are: Phillip Radlick, Ph.D, Chief Executive Officer, President and Director; Barry D. Michaels, Vice President and Chief Financial Officer; Jo-Ann Maltais, Ph.D, Vice President Scientific Affairs; Robert J. Chin, Ph.D, Vice President Clinical and Regulatory Affairs; Dale Richardson, Vice President Sales and Marketing; Susan A. Capello, Vice President Intellectual Property; Marc Bellotti, Vice President Product Development; Christopher A. Marlett, Chairman of the Board; Bill E. Cham Ph.D, Director; and Gary S. Roubin, Director. The directors and executive officers of Lipid Sciences as a group beneficially own 61% of the outstanding shares of Lipid Sciences. An affiliate of MDB Capital Group beneficially owns 30% of the outstanding shares of Lipid Sciences. Security holders of NZ and Lipid Sciences may obtain information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.